Lawrence S. Block
Executive Vice President and
General Counsel

BY EDGAR FILING, FACSIMILE

AND OVERNIGHT MAIL

February 12, 2010

Ms. Karen J. Garnett

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	KMP Futures Fund I LLC

Amendment No. 2 to Form 10-12G

Filed January 22, 2010

File No. 000-53816

Dear Ms. Garnett:

Reference is made to your letter dated February 4, 2010, providing comments to Amendment No. 2 to the Registration Statement on Form 10 for KMP Futures Fund I LLC (“Registrant”). Kenmar Preferred Investment Solutions Corp., the managing member (the “Managing Member”) of KMP Futures Fund I LLC (“Registrant”), hereby files, via EDGAR, responses to the comment letter of the Staff of the Securities and Exchange Commission dated February 4, 2010, relating to Registrant’s Form 10 filed on November 2, 2009, as amended by Amendment No. 1 thereto filed on December 18, 2009, and as further amended by Amendment No. 2 thereto filed on January 22, 2010. (As requested, our responses are numbered to correspond to the Commission’s comment letter. A copy of this letter, along with clean and marked (against the Form 10 filed on January 22, 2010) copies of the amended Form 10 (the “Form 10/A”), are being sent to the Commission via overnight mail.

Item 10. Recent Sales of Unregistered Securities, page 68

1.	We note your response to comment 4 of our letter dated January 19, 2010. Please provide us with a legal analysis of why the in-kind distribution effected on December 31, 2009 did not constitute a sale of unregistered securities.

Response: As previously noted in our response to Comment 1 to the Commission’s letter dated December 7, 2009, and as disclosed in Amendment No. 2 to the Registration Statement on Form 10, through December 31, 2009, Registrant served as the sole aggregate trading vehicle for each of the following funds: Diversified Futures Trust I; Futures Strategic Trust; World Monitor Trust II – Series D; and World Monitor Trust II – Series F (each, a “Feeder Fund,” and collectively, the “Feeder Funds”). Each Feeder Fund allocated 100% of its assets to Registrant.

Effective December 31, 2009, Kenmar Preferred Investments Corp., the managing member of Registrant and the managing owner of each of the Feeder Funds, (i) terminated each Feeder Fund and (ii) mandatorily redeemed each investor’s units in each Feeder Fund by making an in-kind distribution to such Feeder Fund investors of their pro rata interest in Registrant.

Ms. Karen Garnett	2	February 12, 2010

As a result, Registrant distributed the proportionate percentage of interests held by each of the Feeder Funds for the benefit of its investors directly to each investor in the Feeder Funds as of the close of business on December 31, 2009. The transaction was effected to remove a redundant intervening entity in an effort to reduce administrative costs and introduce economies of scale. The investment objective and strategy to which the investors originally subscribed remains unchanged.

After conferring with our outside counsel, we do not believe the transaction described above involved a sale of unregistered securities. Section 2(3) of the Securities Act of 1933, as amended, defines the term “sale” as including “every contract of sale or disposition of a security or interest in a security, for value.” Implicit in this definition is the concept that no “sale” takes place where an investor is not required to make a decision to place additional value at risk in order to obtain an ownership interest. The investors in the transaction described above did not provide any consideration for their interest in Registrant. Accordingly, it is our opinion that the transaction did not constitute a “sale” of a security because there was no disposition of securities for value. In fact, each Feeder Fund investor simply received its pro rata participation in Registrant, which was previously held for their benefit by the Feeder Funds. The Feeder Funds were simply a nominee holding an interest in Registrant. Now the investors directly hold the same proportionate interest in Registrant’s assets as they did immediately before the distribution in-kind.

Additionally, we note that the Staff has issued favorable no-action letters concerning distributions that are similar in various respects to the transaction described above. In doing so, the Staff has looked to the economic substance of a transaction rather than its form and has considered several factors, including: (1) whether consideration was provided for the distribution; (2) whether the distribution was made pro rata; and (3) whether there was a valid business purpose for the distribution. See, e.g., Kingfisher plc (available April 25, 2003); Jaymark, Inc. (available July 21, 2000); and Kay Corporation (available December 8, 1986).

In the transaction described above, no consideration was made for the distribution because the investors’ units were mandatorily redeemed in exchange for an in-kind distribution with no separate investment decision. Furthermore, the in-kind distribution only resulted in each investor owning a pro rata interest in Registrant, which was equal to what the investor held previously through the Feeder Fund. Finally, there was a valid business purpose because the transaction removed a redundant layer of organizational structure so as to reduce administrative costs and introduce economies of scale.1

Accordingly, the in-kind distribution effected on December 31, 2009 did not constitute a sale of unregistered securities.

[1]

We would also note that each of the Feeder Funds were reporting companies under the Securities Exchange Act of 1934, as amended, prior to terminating registration pursuant to Exchange Act Rule 12g-4(a)(1). Registrant is currently a reporting company so all investors will continue to receive the same information that they previously received pursuant to the Exchange Act.

Ms. Karen Garnett	3	February 12, 2010

Item 15. Financial Statements and Exhibits, page 81

2.	Reference is made to Exhibits 99.1 through 99.8 wherein you have incorporated by reference your financial statements. Please amend to include the actual financial statements within the registration statement.

Response: The actual financial statements for Registrant and the Managing Member have been included in the Registration Statement on Form 10, references to such financial statements being incorporated by reference have been deleted, and the inclusion of such financial statements as Exhibits to the Form 10 have been deleted—please see pages 57 through 158.

Registrant hereby acknowledges that (i) Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (914) 307-7020, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Lawrence S. Block

Lawrence S. Block

Executive Vice President and General Counsel

Kenmar Preferred Investments Corp.,

Managing Member of KMP Futures Fund I LLC

cc:	Ms Stacie Gorman

Mr. Jorge Bonilla

Ms. Cicely LaMothe

    Securities and Exchange Commission

Timothy P. Selby, Esq.

Matthew W. Mamak, Esq.

    Alston & Bird LLP